151890855 v4 VERSABANK Special Meeting of Shareholders London, Ontario – Wednesday, September 16, 2026 REPORT OF VOTING RESULTS In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results of the matters voted on at the Special Meeting of Shareholders of VersaBank held on September 16, 2026. The matter set out below is described in greater detail in the Management Proxy Circular mailed to shareholders prior to the meeting. 1. Reorganization Resolution The reorganization resolution was approved. FOR % FOR AGAINST % AGAINST 21,915,383 99.69 66,208 0.30 Dated this 16th day of September 2026. VERSABANK “Tammie Ashton” Tammie Ashton Global Executive Vice President